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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March, 2012	Commission File Number: 001-31728

MI DEVELOPMENTS INC.
(Name of registrant)

455 Magna Drive
2nd Floor
Aurora, Ontario
L4G 7A9
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS FILED AS PART OF THIS FORM 6-K

        See the Exhibit Index to this Form 6-K.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MI DEVELOPMENTS INC.
Date: March 9, 2012
	By:	/s/ Jennifer Tindale Name: Jennifer Tindale Title: Executive Vice-President, General Counsel

 FORM 6-K EXHIBIT INDEX

Exhibit No.
99.1	Consolidated financial statements for the year ended December 31, 2011, together with the auditors' report thereon and the auditors' report on internal controls.
99.2	Management's discussion and Analysis of Operations and Financial Position for the year ended December 31, 2011.
99.3	News Release dated March 9, 2012.
99.4	Annual Report

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SIGNATURES
FORM 6-K EXHIBIT INDEX